[OPPENHEIMER WOLFF & DONNELLY LLP LETTERHEAD]

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E-Mail:   TMarek@Oppenheimer.com

January 25, 2011

VIA EDGAR

Mr. Ethan Horowitz

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Mesabi Trust - File No. 001-04488
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed April 15, 2010

Dear Mr. Horowitz:

As confirmed during my telephone conversation with you on January 24, 2011, the Mesabi Trust (the “Trust”) is in receipt of the comment letter from the staff of the U.S. Securities and Exchange Commission dated January 19, 2011 (the “Letter”).  On behalf of the Trust, I am writing to confirm that the Trust requested and received an extension of ten business days so that the Trust will respond to the Letter on or before February 16, 2011.

If you have further questions or comments, please contact me at (612) 607-7309.  Thank you.

Sincerely,

/s/ Thomas R. Marek

Thomas R. Marek

cc:	Mr. John Coleman — SEC Division of Corporate Finance
Mr. James A. Ehrenberg
Mr. Robert C. Berglund
Mr. Richard G. Lareau, Esq.
Mr. Kenneth R. Ring, Deutsche Bank Trust Company Americas
Mr. Norman F. Sprague, III